UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 CLINICOR, INC.
                                 ______________
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ______________________________
                         (Title of Class of Securities)

                                    18726M106
                                 ______________
                                 (CUSIP Number)



                                December 31, 1998
                     ______________________________________
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           [ ] Rule 13d-1(b)

                           [ ] Rule 13d-1(c)

                           [x] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                         Continued on following page(s)
                                   Page 1 of 8

                                  SCHEDULE 13G

     CUSIP No. 18726M106                                       Page 2 of 8 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 283,334
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   283,334
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    283,334

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                     [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.36%

12       Type of Reporting Person*

         OO; IA




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

     CUSIP No. 18726M106                                       Page 3 of 8 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  283,334
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            283,334

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    283,334

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                        [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.36%


12       Type of Reporting Person*

         IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

     CUSIP No. 18726M106                                       Page 4 of 8 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  283,334
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            283,334

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    283,334

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                   [ ]
11       Percent of Class Represented By Amount in Row (9)

                                    6.36%

12       Type of Reporting Person*

         IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 8 Pages



Item 1(a)         Name of Issuer:

                  Clinicor, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  1717 West Sixth Street, Suite 400, Austin, TX 78703.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Soros Fund Management LLC ("SFM LLC");

                  ii)      Mr. George Soros ("Mr. Soros"); and

                  iii)     Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").

                  This statement relates to shares of common stock of the Issuer (the "Shares") held for the account of Quasar International Partners C.V., a Netherlands Antilles limited partnership
                  ("Quasar Partners"). SFM LLC acts as principal investment manager to Quasar Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC.

                  Pursuant to a combination of Quasar International Fund N.V. ("Quasar Fund") with and into Quantum Industrial Holdings Ltd. ("QIH") effective February 1, 1999, portfolio investments previously held indirectly by Quasar Fund were transferred to, and are held indirectly by, QIH. SFM LLC is principal investment manager to both Quasar Partners and QIH, and remains the principal investment manager of such portfolio investments.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of SFM LLC, Mr. Soros, and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                                                               Page 6 of 8 Pages


Item 2(c)         Citizenship:

                  i)       SFM LLC is a Delaware limited liability company;

                  ii)      Mr. Soros is a citizen of the United States; and

                  iii)     Mr. Druckenmiller is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.001 par value.


Item 2(e)         CUSIP Number:

                  18726M106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 1998, the number of Shares which may be deemed to have been beneficially owned by each of the Reporting Persons was as follows:

                  i) Each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to have been the beneficial owner of 283,334 Shares held for the account of Quasar
                           Partners (this number assumes the conversion of 425 Class B Convertible Preferred Shares, no par value, to 283,334 Shares).

Item 4(b)         Percent of Class:

                  The number of Shares which may be deemed to have been beneficially owned by each of the Reporting Persons constitutes approximately 6.36% of the total number of Shares which would have been outstanding assuming conversion of all derivative securities of the Issuer held for the account of Quasar Partners.

                                                               Page 7 of 8 Pages




Item 4(c) Number of shares as to which such person had:

     SFM LLC

     (i)   Sole power to vote or to direct the vote:                     283,334

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        283,334

     (iv)  Shared power to dispose or to direct the disposition of:            0


     Mr. Soros and Mr. Druckenmiller

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   283,334

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      283,334



Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  The partners of Quasar Partners, including Quantum Industrial Partners LDC, a Cayman Islands limited duration company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities, including the Shares held for the account of Quasar Partners in accordance with their partnership interest in Quasar Partners.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.


Item 10.          Certification:

                  This Item 10 is not applicable.

                                                               Page 8 of 8 Pages





                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    February 12, 1999                  SOROS FUND MANAGEMENT LLC



                                            By: /S/ MICHAEL C. NEUS
                                                --------------------------------
                                                Michael C. Neus
                                                Assistant General Counsel


Date:     February 12, 1999                GEORGE SOROS



                                            By: /S/ MICHAEL C. NEUS
                                                --------------------------------
                                                Michael C. Neus
                                                Attorney-in-Fact

Date:    February 12, 1999                  STANLEY F. DRUCKENMILLER



                                            By: /S/ MICHAEL C. NEUS
                                                --------------------------------
                                                Michael C. Neus
                                                Attorney-in-Fact